Reaching Patients Through Immunology Innovation 2 Q 2 0 2 5 F I N A N C I A L R E S U L T S C A L L J U L Y 3 1 , 2 0 2 5

Forward Looking Statements This presentation has been prepared by argenx se (“argenx” or the “company”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all- inclusive or to contain all of the information you may desire. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third- party sources and the company’s own internal estimates and research. While argenx believes these third-party studies, publications, surveys and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of argenx’s internal estimates or research, and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. Certain statements contained in this presentation, other than present and historical facts and conditions independently verifiable at July 31, 2025, may constitute forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “advance,” “growth,” “is,” and “potential” and include statements argenx makes concerning its strategic priorities, including reaching more patients with VYVGART, including through the earlier line use of the PFS; its goal to drive growth of its IIP, including by expanding its technical capabilities through collaboration with other companies; its innovation agenda and growth strategy, including its Vision 2030 to reach 50,000 patients globally across 10 labeled indications and to advance five new molecules in Phase 3 across efgartigimod, empasiprubart and ARGX-119; the advancement and outcome of ongoing registrational studies across efgartigimod and empasiprubart and the new registrational study expected to start for ARGX-119; its goal of delivering innovation for patients; and the potential expansion of its MG opportunity, including through growth of its market share for this biologic and its expectation that the total addressable market for MG will expand to up to 60,000 patients in 2030. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the results of argenx's clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements in products and product candidates; the acceptance of argenx's products and product candidates by patients as safe, effective and cost-effective; the impact of governmental laws and regulations on our business, including tariffs, export controls, sanctions and other regulations on its business; its reliance of third-party suppliers, service providers and manufacturers; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (the “SEC”) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this presentation, including any forward-looking statements, except as may be required by law. This presentation contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. 2

New Molecules in Phase 3 Patients on TreatmentK Advancing Vision 2030 with Strong 2Q Financial Results 3 Labeled Indications *Globally ex-China as of June 30, 2025 3 New Molecules Entered Phase 1 3 Phase 3 Assets ~15K Patients Treated Globally* V IS ION 2030

Advancing a Late-Stage Pipeline with Transformative Potential Efgartigimod Empasiprubart ARGX-119 indications Potent C2 sweeping antibody MuSK agonist antibody First and only Fc Fragment Ongoing registrational studies Ongoing registrational studies indications indications Registrational study to start 4

Pipeline Growth Driven By Immunology Innovation Program

Internal Value Creation

- Efgartigimod
- ARGX-119
- ARGX-109
- Empasiprubart
- ARGX-121
- ARGX-213
- ARGX-XXX


CLINICAL DEVELOPMENT
argenx
ANTIBODY ENGINEERING
DISEASE INSIGHT
Leading Translational Biology Labs
TECHNOLOGY KNOW-HOW

External Value Creation

- LEO (ARGX-112)
- AbbVie (ARGX-115)
- OncoVerity (Cusatuzumab)
- Dualyx
- ARGX-118
- Agomab (ARGX-114)

Expanding Technical Capabilities Through Collaboration

CHUGAI · Halozyme · elektrofi · Clayton Biotechnologies · UNP argenx

5

Product Net Sales: Q2 of $949 million 6 21 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 75 131 173 218 269 329 374 398 478 573 737 790 949 China RoW Japan US 7 7 2 14 11 12 20 12 1 6 11 12 26 24 31 37 45 48 57 83 2 6 8 10 13 15 17 18 20 24 27 32 52 21 73 124 159 197 244 280 326 347 407 492 649 681 802 $’m Q2 2025: growth of 19% vs Q1 2025 *All growth is operational and excludes the impact of FX (in millions of $) Q2 2025 Q1 2025 QoQ % Growth * US 802 681 18% Japan 52 32 55% RoW 83 57 37% China supply 12 20 (39%) Total 949 790 19% Total excluding China 937 770 21% (in millions of $) Q2 2025 Q2 2024 Growth % * US 802 407 97% Japan 52 20 138% RoW 83 37 119% China supply 12 14 (10%) Total 949 478 97% Q2 2025: growth of 97% vs Q2 2024Product Net Sales by Quarter *Net sales growth % excludes the impact of fx.

Q2 2025 Financial Summary Net cash flow from operating activities * Alternative Performance Measure (APM). Refer to the APM Statement. $2.1 billion in cash and cash equivalents and $1.8 billion in current financial assets Ended Q2 with cash* of $3.9B Cash* Growth in Product Net Sales, Operating Profit and Cash Flows 7 Summary Profit or Loss For the six months ended June 30, 2025 $0.4B (in million of $) 2025 2024 2025 2024 Product net sales 949 478 1,739 876 Other operating income 19 12 36 26 Total operating income 967 489 1,775 902 Cost of sales (111) (52) (192) (96) Research and development expenses (328) (225) (637) (450) Selling, general and administrative expenses (325) (256) (601) (492) Loss from investment in joint venture (3) (2) (5) (3) Total operating expenses (766) (535) (1,435) (1,041) Operating profit/(loss) 201 (45) 340 (139) Financial income 38 39 76 78 Financial expense (1) (1) (2) (1) Exchange gains/(losses) 49 (8) 76 (27) Profit/(Loss) for the period before taxes 287 (15) 489 (89) Income tax (expense)/benefit (42) 44 (74) 57 Profit/(Loss) for the period 245 29 415 (33) Comparative figures have been presented to be consistent with the one adopted in the current period with respect to the combination of collaboration revenue and other operating income. June 30 June 30 Three months ended Six months ended

Delivering Innovation for Patients I don’t have to plan travel around my hospital schedule, or sacrifice my treatment timing - or my peace of mind – for the needed time away. Lynn, CIDP Patient For the first time in 8 years 8

Strong Launch Fundamentals Driving Expansion

MG PATIENT GROWTH

#1 Branded Biologic for gMG

Reaching Patients Earlier

CIDP PATIENT GROWTH

Consistent QoQ New Patient Starts

Continued Launch Momentum

PRESCRIBER EXPANSION

1K PFS Prescribers

15% new to VYVGART

Reaching New Prescribers

BROADEST OFFERING

Increased Patient Demand

PFS Driving Growth

argenx

9

Growing VYVGART Leadership in MG U.S. Addressable MG Patients Addressable Market at Launch 17K +11K +7K +25K 60K Seronegative Ocular Growth in Biologics Share of Market Path to 60K Addressable Patients 10Source: argenx market research Total Addressable Market in 2030 PFS Driving Expansion

Delivering Impact for CIDP Patients 2,500CIDP Patients treated globally Scott, CIDP Patient 11

Innovation has no meaning unless it provides real benefit to patients 12

Alternative Performance Measure In this document, argenx's financial results are provided in accordance with IFRS® Accounting Standards (IFRS) and using a non-IFRS financial measure, cash, cash equivalents and current financial assets. This value should not be viewed as a substitute for the company’s IFRS financial information and is provided as a complement to financial information provided in accordance with IFRS and should be read in conjunction with the most directly comparable IFRS financial information as set out below. Management believes this non-IFRS financial measure is useful for securities analysts, investors and other interested parties to gain a more complete understanding of the company's available financial liquidities given that the company’s current financial assets are held in term accounts with an initial maturity of more than three months but less than twelve that may be used to meet its financial obligations. Such non- IFRS financial information, as calculated herein, may not be comparable to similarly named measures used by other companies and should not be considered comparable to IFRS financial measures. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, an analysis of the company's financial results as reported under IFRS. A reconciliation of the IFRS financial information to non-IFRS financial information is included below: Cash, cash equivalents and current financial assets totaled $3.9 billion as of June 30, 2025, compared to $3.4 billion as of December 31, 2024. The balance as of the period ended June 30, 2025 consists of $2.1 billion in cash and cash equivalents and $1.8 billion in current financial assets. 13